Mail Stop 3561
								December 30, 2005

Dr. Kurt Bock
Chief Financial Officer
BASF Aktiengesellschaft
Carl Bosch Strasse 38
67056 Ludwigshafen
Germany

Re:	BASF Aktiengesellschaft
	Form 20-F for the fiscal year ended December 31, 2004
	File No. 1-15050

Dear Dr. Bock:

      We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to
expand our review to other portions of your document.    Where
indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 54

Results of Operations, page 57

1. We note your presentation of the non-GAAP measure EBITDA before special items on page 74. If you choose to include non-GAAP measures in filings with the Commission, please provide all of the disclosures set forth in Item 10(e) of Regulation S-K. Please show us what your disclosures will look like revised.

1.
2. Please provide a discussion of the impact on net income in 2004 as a result of the changes in accounting principles or advise. In this regard, we note net income increased in 2004 compared with the prior valuation methods used.

Liquidity and Capital Resources, page 79

3. Please advise or revise your future filings to include a statement by the company that, in its opinion, working capital is sufficient for the company`s present requirements or, if not, how it proposes to provide additional working capital. See Item 5.B.1(a) of Form 20-F.

4. Please disclose the nature and extent of the restrictions on the ability of your subsidiaries to transfer funds to the company and the impact those restrictions have on the company in meeting its cash obligations. Please show us what your disclosure will look like in future filings. Refer to Item 5.B.1(b) of Form 20-F.

5. Describe to us the restrictive covenants associated with your borrowings and disclose this information in future filings. See
Item
5.b.1(c) of Form 20-F.

Item 18. Financial Statements, page F-1

Note 2.  Changes in accounting principles, page F-17

6. We note the change in accounting for pensions and personnel obligations follows IAS 19 ". . . to the greatest extent allowable under German GAAP." Please clarify how the method applied in 2004 complies with German GAAP and explain the specific difference between that method and IAS 19. Revise your disclosure in future filings to clarify.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dr. Kurt Bock
BASF Aktiengesellschaft
December 30, 2005
Page 3

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

      						Sincerely yours,


      						Michael Moran
      						Branch Chief



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Dr. Kurt Bock
BASF Aktiengesellschaft
December 30, 2005
Page 2